				Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$19,329	$21,497	$20,982	$16,965	$13,170
Interest applicable to rentals	527	407	444	593	751

Total fixed charges, as defined	19,856	21,904	21,426	17,558	13,921

Preferred dividends, as defined (a)	2,501	1,745	1,602	1,454	1,569

Combined fixed charges and preferred dividends, as defined	$22,357	$23,649	$23,028	$19,012	$15,490

Earnings as defined:

Net Income (loss)	$5,344	$24,582	$34,947	$31,025	$31,005
Add:
Provision for income taxes:
Total	5,051	13,506	23,052	15,713	16,527
Fixed charges as above	19,856	21,904	21,426	17,558	13,921

Total earnings, as defined	$30,251	$59,992	$79,425	$64,296	$61,453

Ratio of earnings to fixed charges, as defined (b)	1.52	2.74	3.71	3.66	4.41

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.35	2.54	3.45	3.38	3.97

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.